December 6, 2024

Morgan R. Brown
Chief Financial Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, UT 84121

       Re: Clene Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 13, 2024
           File No. 001-39834
Dear Morgan R. Brown:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85
Results of Operations, page 89

1. We note the tabular presentation of research and development expense on page 90.
       Please revise your future filings to address the following:
           Based on the disclosures provided immediately following the table, it appears that you may track certain of your direct research and development expenses for
           CNM-Au8 by indication. If so, revise the table to separately quantify expenses for each indication that was pursued during those periods. If you are not able to quantify any expenses by indication, disclose that fact.
           Given the significance of the Unallocated line item to consolidated research and development, please further break out these aggregated expenses by nature, i.e., amounts attributed to research, manufacturing, equipment, materials, rent, utilities, depreciation, etc.
 December 6, 2024
Page 2

             Please revise the table or accompanying disclosure to quantify amounts received as reimbursements during the period from any grants.
             Revise your pipeline table graphics on pages 8 and 87 to clearly identify which product candidates are referenced (e.g., CNM-Au8 and CNM-ZnAg) so that it easily corelates to the tabular breakdown on page 90.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences